Filed by MarketWatch.com, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company:  NMP, Inc., MarketWatch.com, Inc., and Pinnacor Inc.

Commission File No.:  333-108282

The following is a form e-mail sent by Scott Kinney, Executive Vice President, Licensing, of MarketWatch.com, Inc., on July 22, 2003, to MarketWatch clients in connection with MarketWatch's acquisition of Pinnacor Inc. The text of the form e-mail is as follows:

Dear MarketWatch Clients,

I am pleased to share with you the exciting news that CBS MarketWatch just released to the public. CBS MarketWatch is acquiring Pinnacor, a leading provider of financial information and analytical applications. You can read our press release at: http://partner.marketwatch.com/acquisition.

This is great news for our clients and I wanted to let you know how you will benefit:

  Exciting new products. The combined product suite of CBS MarketWatch and Pinnacor is second to none. The tools, applications, news, data and display capabilities are virtually limitless, and include a number of products that CBS MarketWatch does not have in our current product set.
  Great technology. The technology infrastructures of MarketWatch and Pinnacor are highly compatible, meaning you will get the benefits of the best of both without having to switch platforms. Our services will be faster, more reliable and highly secure.
  Commitment to your needs. This acquisition represents a major commitment to our clients' evolving needs for innovative, interactive financial tools. You can count on us to be a leader in this space for many years to come.

While we are excited about the future of CBS MarketWatch, you have my personal commitment that we will not stray from our focus on the key values we offer our partners: comprehensive solutions, great technology and world class service. We will continue to strive to be your most flexible partner in every way possible. Please feel free to contact me directly if you have any questions or concerns.

Finally, I would like to thank you for your business. We appreciate your support and are thrilled to be growing our capabilities to serve you better in the future.

Best regards,

Scott

Scott L. Kinney
Executive Vice President, Licensing
MarketWatch.com Inc.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger (the "Merger") of MarketWatch.com, Inc. (the "Company") and Pinnacor Inc. ("Pinnacor"), NMP, Inc. ("NMP") together with the Company and Pinnacor has filed a registration statement on Form S-4 (Commission File No. 333-108282) (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") which included a preliminary joint proxy statement-prospectus. In addition, the Company and Pinnacor will prepare and file with the Commission and mail to their respective stockholders a definitive joint proxy statement-prospectus and other documents regarding the proposed Merger.  Investors and security holders of the Company and Pinnacor are urged to read the definitive joint proxy statement-prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the proposed Merger because the materials will contain important information about NMP, the Company, Pinnacor and the proposed Merger. The joint proxy statement-prospectus and other relevant materials (when they become available), and any other documents filed by NMP, the Company and Pinnacor with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov and on the Company's Web site at www.cbs.marketwatch.com under "Investor Relations."

Both of the Company, Larry Kramer, and the Company's other directors and executive officers on the one hand, and Pinnacor, Kirk Loevner and Pinnacor's other directors and executive officers on the other hand, may be deemed to be participants in the solicitation of proxies of stockholders of the Company and Pinnacor in connection with the proposed Merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of the Company's common stock or Pinnacor's common stock, as applicable.  Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such individuals in the solicitation by reading the preliminary joint proxy statement-prospectus included with the Registration Statement and the definitive joint proxy statement-prospectus when it becomes available.